CERTIFICATE of AUTHOR

I, Charles J Muller B Sc. (Hons), Pr.Sci.Nat. do hereby certify that:

1.	I am currently employed as Director by: Global Geo Services (Pty) Ltd PO Box 9026 CENTURION South Africa, 0046
2.	I graduated from the Rand Afrikaanse University (B Sc (1988) and B Sc Hons (1992)).
3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 00201/04
4.	I have worked as a geoscientist for a total of 16 years since my graduation from university.
5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the report on the “Inferred Resource Declaration – War Springs (Oorlogsfontein 45KS) on the Northern Limb Platinum Property”, dated November 2005 (the “Report”). I am directly responsible for this report, but I also accept overall responsibility for the report in its entirety.

7.	I visited the property, viewed the core and discussed the technical issues and geology of the project with PTM personnel. Numerous visits were undertaken between June 2005 and November 2005, all leading up to the compilation of the 43-101 report.

8.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.
9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

War Springs – Certificate of Author – Charles Muller – 8 November 2005

10.	I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd., applying all of the tests in Section 1.5 of National Instrument 43-101.
11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12.	I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 8th day of November 2005.

______________________
Charles Johannes Muller B Sc (Hons), Pr.Sci.Nat.

War Springs – Certificate of Author – Charles Muller – 8 November 2005